Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431

Date: 8 March 2004

ORK– Sales of Orkla's interest in Carlsberg Breweries implemented

The agreement to sell Orkla AB's 40 % interest in Carlsberg Breweries AS to Carlsberg AS, has today 8 March 2004 been implemented.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04 MAR 16 AM 7:21

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 5 March 2004

ORK – Trade subject to notification - option exercise

On 5 March 2004, as part of his contract of employment, President and Group CEO Finn Jebsen has been awarded 75,000 options at a share price of NOK 116.15. These options may not be exercised until the day after publication of Orkla's results for 2006 (in February 2007) and will expire on 15 December 2009.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,681,854. A total of 2,157,171 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Position after award:	Options received	Total options	Total cash bonus	Total shareholding
Finn Jebsen	75,000	225,000	175,000	213,576